EXHIBIT 99.1

ZJK INDUSTRIAL CO., LTD.

ZJK Industrial Co., Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	12,255,213	14,450,968
Restricted cash	797,241	1,485,008
Short-term investments	2,559,362	2,316,484
Accounts receivable, net	10,282,857	12,095,736
Accounts receivable-due from a related party	9,165,068	8,071,413
Inventories, net	7,316,029	9,543,736
Prepaid expenses and other current assets, net	872,753	2,393,488
Other receivables-due from related parties	249,235	745,479
Total current assets	43,497,758	51,102,312

Non-current assets
Property, plant and equipment, net	6,668,612	8,017,134
Intangible assets, net	33,008	50,442
Operating lease right-of-use assets	1,242,524	1,037,959
Finance lease right-of-use assets	38,160	—
Construction in progress	—	212,459
Long-term investment	2,747,493	1,650,516
Deferred tax assets, net	397,691	438,006
Other non-current assets	1,146,010	1,505,849
Total non-current assets	12,273,498	12,912,365

TOTAL ASSETS	55,771,256	64,014,677

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	1,223,405	1,312,189
Accounts payable	14,998,590	12,942,233
Notes payable	1,903,194	2,700,929
Income tax payable	1,600,300	2,793,010
Accrued expenses and other current liabilities	2,051,588	2,790,139
Other payables-due to related parties	1,778,175	2,195,738
Operating lease liabilities, current	423,214	432,730
Total current liabilities	23,978,466	25,166,968

Non-current liabilities
Operating lease liabilities, non-current	755,395	548,771
Deferred tax liabilities	970,520	1,154,421
Total non-current liabilities	1,725,915	1,703,192

TOTAL LIABILITIES	25,704,381	26,870,160

Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 61,381,249 and 63,181,249 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively*	1,023	1,053
Additional paid-in capital	7,060,050	7,736,645
Statutory surplus reserves	2,658,112	2,658,112
Retained earnings	21,951,873	27,802,955
Accumulated other comprehensive loss	(1,635,291)	(1,075,504)
Total ZJK Industrial Co., Ltd. shareholders’ equity	30,035,767	37,123,261
Non-controlling interests	31,108	21,256
Total shareholders’ equity	30,066,875	37,144,517

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	55,771,256	64,014,677

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1), the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Revenues
Third-party sales	8,508,295	15,153,800
Related-party sales	7,721,659	9,549,460
Total revenues	16,229,954	24,703,260
Cost of revenues
Third-party sales	(3,553,017)	(5,653,621)
Related-party sales	(5,119,335)	(6,730,162)
Total cost of revenues	(8,672,352)	(12,383,783)
Gross profit	7,557,602	12,319,477

Operating expenses
Selling and marketing expenses	(1,177,918)	(3,555,816)
General and administrative expenses	(1,224,664)	(2,690,131)
Research and development costs	(238,779)	(212,193)
Total operating expenses	(2,641,361)	(6,458,140)

Income from operations	4,916,241	5,861,337

Other income, net
Interest expenses	(12,474)	(6,291)
Interest income	35,678	149,496
Share of profits from equity method investment	1,107,771	1,431,032
Currency exchange gain	45,534	149,352
Other income, net	80,639	186,949
Total other income, net	1,257,148	1,910,538

Income before income tax provision	6,173,389	7,771,875
Income tax provision	(744,853)	(1,931,362)
Net income	5,428,536	5,840,513
Less: net income/(loss) attributable to non-controlling interests	1,625	(10,569)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	5,426,911	5,851,082

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	(982,535)	559,787
Foreign currency translation adjustment attributable to non-controlling interests	31	717
Total comprehensive income	4,446,032	6,401,017
Comprehensive income/(loss) attributable to non-controlling interests	1,656	(9,852)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	4,444,376	6,410,869

Earnings per share*
Basic	0.09	0.10
Diluted	0.09	0.10

Weighted average shares used in calculating earnings per share*
Basic	60,000,000	61,490,641
Diluted	60,000,000	61,510,641

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for the number of shares data)

	Ordinary Shares		Additional paid-in	Statutory surplus	Retained	Accumulated other	Total ZJK Industrial Co.,	Non-	Total
	Share *	Amount	capital	reserves	earnings	comprehensive loss	Ltd shareholders’ equity	controlling interests	shareholders’ equity
	Numbers	$US	$US	$US	$US	$US	$US	$US	$US
Balance as of December 31, 2023	60,000,000	1,000	1,792,559	2,283,180	18,644,082	(1,016,563)	21,704,258	(1,830)	21,702,428
Net income	—	—	—	—	5,426,911	—	5,426,911	1,625	5,428,536
Currency translation adjustment	—	—	—	—	—	(982,535)	(982,535)	31	(982,504)
Balance as of June 30, 2024 (Unaudited)	60,000,000	1,000	1,792,559	2,283,180	24,070,993	(1,999,098)	26,148,634	(174)	26,148,460

Balance as of December 31, 2024	61,381,249	1,023	7,060,050	2,658,112	21,951,873	(1,635,291)	30,035,767	31,108	30,066,875
Net income/(loss)	—	—	—	—	5,851,082	—	5,851,082	(10,569)	5,840,513
Share-based compensation**	1,800,000	30	676,595	—	—	—	676,625	—	676,625
Currency translation adjustment	—	—	—	—	—	559,787	559,787	717	560,504
Balance as of June 30, 2025 (Unaudited)	63,181,249	1,053	7,736,645	2,658,112	27,802,955	(1,075,504)	37,123,261	21,256	37,144,517

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

** On June 20, 2025, the Company issued 1,800,000 restricted ordinary shares to an external consultant for strategic advisory services, which are subject to a six-month lock-up restriction (Note 21).

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Cash flows from operating activities:
Net income	5,428,536	5,840,513
Adjustments to reconcile net income to net cash provided by operating activities:
Provision/(reversal) for credit loss	8,575	(64)
Depreciation of property, plant and equipment	274,016	333,037
Amortization of intangible assets	—	11,769
Amortization of operating lease right-of-use assets	158,590	213,488
Amortization of finance lease right-of-use assets	161,212	38,495
Interest expense of finance lease liabilities	3,344	—
Provision for inventories	134,294	552,180
Share of profits from equity method investment	(1,107,771)	(1,431,032)
Provisions for deferred income tax	(218,239)	131,411
Share-based compensation	—	676,625
Changes in operating assets and liabilities:
Accounts receivable	3,063,777	(1,601,880)
Accounts receivable-due from a related party	3,341,677	1,254,624
Inventories	(2,214,518)	(2,620,454)
Prepaid expenses and other current assets	(153,075)	(274,981)
Other receivables-due from related parties	(6,248)	(355,145)
Accounts payable	(2,098,296)	(3,037,042)
Notes payable	897,608	754,083
Income tax payable	358,940	1,150,797
Accrued expenses and other current liabilities	(62,010)	681,688
Other payables-due to related parties	(67,392)	380,049
Operating lease liabilities	(177,538)	(217,245)
Net cash provided by operating activities	7,725,482	2,480,916

Cash flows from investing activities:
Purchase of property, plant and equipment	(221,552)	(873,418)
Purchase of intangible assets	—	(28,410)
Net proceeds from short-term investment	—	288,453
Purchase of construction in progress	(65,066)	(483,781)
Dividends received from long-term equity investment	—	1,354,377
Loans to related parties	(230,710)	(310,510)
Collection of loans to related parties	198,832	179,036
Net cash (used in)/provided by investing activities	(318,496)	125,747

Cash flows from financing activities:
Proceeds from short-term bank borrowings	69,300	1,382,017
Repayments of short-term bank borrowings	(7,484)	(1,317,062)
Repayments of long-term debts	(29,226)	—
Repayments of financing lease liabilities	(136,508)	—
Repayments of loans from related parties	(221,760)	—
Deferred initial public offering (“IPO”) costs	(145,279)	—
Net cash (used in)/provided by financing activities	(470,957)	64,955

Effect of exchange rate changes	(573,631)	211,903

Net change in cash, cash equivalents and restricted cash	6,362,398	2,883,521

Cash, cash equivalents and restricted cash at the beginning of period	3,901,772	13,052,455
Cash, cash equivalents and restricted cash at the end of period	10,264,170	15,935,976

Supplemental disclosure of cash flow information:
Income tax paid	605,294	781,335
Interest expenses paid	8,140	6,064

Supplemental disclosures of non-cash activities:
Obtaining operating right-of-use assets in exchange for operating lease liabilities	862,655	—
Acquiring property, plant and equipment transferred from construction in progress	—	284,456
Acquiring property, plant and equipment in exchange for accounts payable	345,535	719,921

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK INDUSTRIAL CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated).

1. ORGANIZATION

ZJK Industrial Co., Ltd. (“Zhongjinke”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of manufacturing and sale of hardware products. The Company mainly sells its hardware products to customers in People’s Republic of China (“PRC”) and aspires to sell to customers globally including the US market.

Zhongjinke is a holding company incorporated in the Cayman Islands on May 11, 2022, under the Cayman Islands Act as an exempted company with limited liability. Zhongjinke has no substantive operations other than conducting its business through its operating entities in PRC and Vietnam.

Business Reorganization

In anticipation of an IPO of its equity securities, Zhongjinke undertook a series of reorganization which was completed on March 28, 2023. The reorganization involved the incorporation of Zhongjinke, ZJK Enterprises Group (BVI) Company Limited (“Zhongjinke BVI”), ZJK Industrial Group HongKong Limited (“Zhongjinke HK”) in May 2022, and execution of Share Exchange Agreement among Zhongke Chuangwei (Shenzhen) International Holdings Limited (“Zhongjinke WFOE”). On May 27, 2022, Zhongjinke BVI established Zhongjinke HK which was incorporated in Hong Kong with a registered capital of HKD1 and wholly owned by Zhongjinke BVI. On January 6, 2023, Zhongjinke HK acquired Galaxy Exploration Investment Holding Limited (“Galaxy Investment”) by the consideration of 1,500,000 ordinary shares of ZJK Industrial Co., Ltd., through which, Galaxy Investment is wholly owned by Zhongjinke HK and Zhongjinke BVI.

Shenzhen Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Shenzhen”) and Galaxy Investment signed a “Share Exchange Agreement” in March 2023 whereby Zhongjinke WFOE took control of Zhongjinke Shenzhen and its subsidiaries by exchanging 99.225% of the outstanding shares of Zhongjinke Shenzhen with ordinary shares of Zhongjinke WFOE, remaining 0.775% of the outstanding shares of Zhongjinke Shenzhen are held by Galaxy Investment.

Due to the fact that Zhongjinke and its subsidiaries were effectively controlled by the same group of shareholders immediately before and after the reorganization completed in March 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Company’s unaudited condensed consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by Zhongjinke through equity investment. We do not have a variable interest entity structure.

Entity name	Registered Location	Percentage of direct ownership	Date of incorporation	Principal activities
Zhongjinke BVI	BVI	100% owned by the Zhongjinke	May 24, 2022	Investment holdings
Zhongjinke HK	Hong Kong	100% owned by Zhongjinke BVI	May 27, 2022	Investment holdings
Zhongjinke WFOE	Shenzhen	100% owned by Zhongjinke HK	December 19, 2022	Investment holdings
Galaxy Investment	BVI	100% owned by Zhongjinke HK	March 16, 2022	Investment holdings
Zhongjinke Shenzhen	Shenzhen	99.225% owned by Zhongjinke WFOE and 0.775% owned by Galaxy Investment	July 18, 2011	Manufacturing and selling hardware products
Zhongke Precision Components (Guangdong) Co., Ltd. (“Zhongke Components”)	Qingyuan	100% owned by Zhongjinke Shenzhen	April 16, 2021	Manufacturing and selling hardware products
Nanjing Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Nanjing”)	Nanjing	51% by Zhongjinke Shenzhen	May 3, 2016	Selling hardware products
ZIK Precision HK Limited (“ZJK Precision HK”)	Hong Kong	100% owned by Zhongjinke Shenzhen	July 27, 2023	Manufacturing and selling hardware products
ZJK Vietnam Precision Components Company Limited (“ZJK Precision Vietnam”)	Vietnam	93% owned by ZJK Precision HK	April 26, 2024	Manufacturing and selling hardware products
Zhongkehuaxin Precision Components (Shenzhen) Co., Ltd	Shenzhen	60% by Zhongjinke Shenzhen	May 12, 2025	Manufacturing and selling hardware products
Shenzhen Zhongte Fluid Technology Co., Ltd.	Shenzhen	60% by Zhongjinke Shenzhen	May 22, 2025	Manufacturing and selling hardware products

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include, but not limited to revenue recognition, provision for credit losses, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currency translations and transactions

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of Zhongjinke, Zhongjinke BVI, Zhongjinke HK, and ZJK Precision HK is US$, the functional currency of its PRC subsidiaries is the Renminbi (“RMB”) and the functional currency of ZJK Precision Vietnam is the Vietnamese Dong (“VND”).

The Company’s financial statements are reported using US$. The unaudited condensed consolidated statements of income and comprehensive income and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity.

Translation of amounts from RMB and VND into US$ has been made at the following exchange rates:

June 30, 2025
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.1636	US$1=RMB7.2358
US$ against VND	US$1=VND26120.5000	US$1=VND25717.0000

December 31, 2024
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.2993	US$1=RMB7.1933
US$ against VND	US$1=VND25480.0000	US$1=VND25068.6667

June 30, 2024
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.2672	US$1=RMB7.2150
US$ against VND	US$1=VND25451.7689	US$1=VND25012.5063

(e)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and other receivables. As of December 31, 2024 and June 30, 2025, the Company places its cash and cash equivalents and restricted cash with major financial institutions located in the PRC and overseas, which management considers to be of high credit quality. To manage credit risks with respect to accounts receivable and other receivables, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the six months ended June 30, 2024 and 2025.

(f)	Concentration of customers and suppliers

The customers whose revenues individually represented greater than 10% of the total revenues of the Company for the six months ended June 30, 2024 and 2025 were as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Percentage of the Company’s total revenue
Customer A	48%	39%
Customer C	*	17%
Customer D	—	12%
Customer B	10%	*

* represents percentage less than 10%.

Accounts receivable due from those customers were as follows:

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Percentage of the Company’s accounts receivables
Customer C	18%	29%
Customer B	28%	15%
Customer D	16%	15%
Customer E	13%	12%

The suppliers whose purchase individually represented greater than 10% of the total cost of revenue of the Company for the six months ended June 30, 2024 and 2025 were as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Percentage of the Company’s total purchase
Supplier A	16%	13%
Supplier B	14%	*
Supplier C	15%	*

* represents percentage less than 10%.

Accounts payable due to those suppliers were as follows:

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Percentage of the Company’s accounts payables
Supplier A	19%	14%
Supplier B	15%	11%
Supplier C	11%	*

* represents percentage less than 10%

(g)	Fair value measurement and financial instruments

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, net, accounts receivable-due from a related party, other receivables-due from related parties, accounts payable, notes payable, short-term bank borrowings and other liabilities approximate their fair values due to the short-term nature of these instruments.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank and short term, highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased and are readily convertible to known amount of cash.

(i)	Restricted cash

Restricted cash are security deposits held in banks for issuance of notes payable for the purchase of materials. Restricted cash is classified as current since all restrictions are within twelve months.

(j)	Short-term investments

Short-term investments consist of corporate fixed deposit with maturity of six months and fixed deposits pledged as security deposit for notes payable with term of six months.

(k)	Accounts receivable, net

Accounts receivable, net is recognized and carried at original invoiced amount net of provision of credit losses. On January 1, 2023, the Company adopted FASB ASC Topic 326 –” Financial Instruments - Credit losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s unaudited condensed consolidated financial statements was immaterial.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

(l)	Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write-off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

(m)	Property, plant and equipment, net

Property, plant and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Schedule of Property, plant and equipment, net
Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%

Major improvements are capitalized and depreciated. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

(n)	Long-term investment

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, the Company initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the condensed consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into unaudited condensed consolidated statements of income and comprehensive income after the date of acquisition.

The Company assess whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in the unaudited condensed consolidated statements of income and comprehensive income if any.

No impairment of long-term investments was recognized for the six months ended June 30, 2024 and 2025.

(o)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment” and “Real estate properties for lease”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized for the six months ended June 30, 2024 and 2025.

(p)	Notes payable

Notes payable represented the amount of bank acceptance notes the Company’s suppliers received from the Company for its purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle the Company’s suppliers to receive the face value of notes from the bank or financial institution at maturity. Notes payable are interest-free and have a term of within one year from the date of issuance. Notes payable are recognized at cost, net transaction costs.

For the six months ended June 30, 2024, the change in notes payable of US$897,608 which has positively affected the cash flow from operating activities, was included in the change in accounts payable in the Form 6-K filed with the SEC on December 16, 2024. In this Form 6-K to be filed with the SEC, the changes in notes payable of US$897,608 and US$754,083 for the six months ended June 30, 2024 and 2025, respectively, were disclosed separately from the change in accounts payable.

(q)	Leases

Lessee

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Effective from January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its unaudited condensed consolidated financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Financing lease and operating lease as Lessee

The Company classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Company classifies a lease as an operating lease.

Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the incremental borrowing rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “operating right-of-use assets” and “operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, right-of-use assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Right-of-use assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the right-of-use assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing leases are presented as “finance lease right-of-use assets” and “finance lease liabilities” on the combined balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease right-of-use assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in right-of-use assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

Operating leases as Lessor

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company did not have any sales-type or direct financing leases for the six months ended June 30, 2024 and 2025.

The Company reviews the impairment of its right-of-use assets and finance lease right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For operating leases, the Company has elected to include the carrying amount of operating lease liabilities in any tested asset and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Lessor

In September 2024, the Company entered into an agreement with a third-party as a lessor to lease certain floors of one of the Company’s buildings located in Qingyuan to the lessee. The Company accounted for these leases in accordance with ASC 842 and assessed them to be operating leases. The lease income is recognized over the leased terms on a straight-line basis and included in other income. The building is included in property, plant and equipment as it is owned by the Company and the Company is actively using other portions of the property.

(r)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Unaudited Condensed Consolidated Statements of Income and Comprehensive Income. The Company was subject to the PRC’s VAT rate of 13% for selling products and 9% for rental income for the six months ended June 30, 2024 and 2025.

(s)	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

(t)	Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, the Company recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Company expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to the customer under sales contracts or by purchase orders. The Company has determined there to be one performance obligation for each of the sales contracts. The performance obligations are considered to be fulfilled and revenue is recognized at a point in time when the customer obtains control of the goods. The Company has three major goods delivery channels, including:

(1)	Delivering goods to customers’ predetermined location, the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Company;

(2)	Picking up goods by customers in the Company’s warehouse, the Company has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and

(3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, the Company satisfied the contracts’ performance obligations when the goods have been picked up and the Company confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, the Company is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Company establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Company concludes that it obtains control the of the products pursuant to ASC 606-10-55-37A(a). The Company considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. Revenue is recorded net of sales return, surcharges and value-added tax of gross sales. The contract price is fully allocated to the single performance obligation.

The Company’s payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2024 and June 30, 2025. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company did not recognize any contract liabilities as of December 31, 2024 and June 30, 2025.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects, and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2024 and June 30, 2025, the Company did not accrue any liability related to the warranty for any product quality issues on the condensed consolidated balance sheets.

Principal vs agent accounting

The Company records all product revenue on a gross basis as the Company acts as the principal. To determine whether the Company is an agent or principal in the sales of products, the Company considers the following indicators: the Company is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

(u)	Cost of sales

Cost of sales mainly consists of raw materials, direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process.

(v)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) salaries and benefits for sales and marketing personnel, and (iii) freight for selling activities.

Sales commissions are expensed when incurred and are included in selling and marketing expenses. Sales commission expenses were US$799,102 and US$2,770,418 for the six months ended June 30, 2024 and 2025, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$265,144 and US$382,902 for the six months ended June 30, 2024 and 2025, respectively.

(w)	General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, and (iii) office expenses.

(x)	Research and development costs

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses, and (iii) material consumption.

(y)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants are compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

(z)	Earnings per share

Earnings (loss) per share is computed in accordance with ASC 260. Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period, considering the effect of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and are included in the computation of earnings per share pursuant to the two-class method. Our unvested restricted stock awards contain non-forfeitable dividend rights and participate equally with common stock with respect to dividends issued or declared. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.

Diluted earnings per share is calculated by dividing net income attributable to holders of ordinary shares the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied.

(aa)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(ab)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There was no uncertain tax positions for the six months ended June 30, 2024 and 2025.

(ac)	Segment reporting

FASB 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker (“CODM”) is the Company’s president and Chief Executive Officer (“CEO”), relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment.

(ad)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating and financing lease commitments and legal proceedings. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(ae)	Non-controlling interest

Non-controlling interests represent the interest of non-controlling shareholders in the subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. Non-controlling interests have been reported as a component of equity in the unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of changes of equity and comprehensive income for all periods presented.

(af)	Share-based Compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments, including awards granted to employees and nonemployees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized based on their grant date fair values.

For service-based awards, expense is recognized over the respective service periods. For performance-based awards, expense is recognized only when achievement of the performance targets is considered probable. Share-based compensation expense is included in selling and marketing and general and administrative expenses. Forfeitures of equity awards are recognized as incurred.

(ag)	Recent accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact the adoption of ASU 2023-06 will have on its future consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 will have on its future consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s future consolidated balance sheets, statements of comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Accounts receivables	10,301,288	12,113,298
Less: provision for credit loss	18,431	17,562
Total accounts receivable, net	10,282,857	12,095,736

As of December 31, 2024 and June 30, 2025, there was no accounts receivable pledged.

Details of the movements of provision for credit losses are as follows:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Balance at the beginning of the period	13,273	18,431
Provision for the period	15,394	—
Credit loss reversal	(9,792)	(64)
Write-off of credit loss	—	(1,142)
Foreign currency translation adjustment	(444)	337
Balance at the end of the period	18,431	17,562

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Dividends receivable (1)	—	1,226,451
Deductible value-added tax	573,740	861,439
Advance to suppliers	57,822	150,961
Deposits	92,549	102,559
Prepaid expenses	104,758	17,316
Advance to staff	43,884	34,762
Total prepaid expenses and other current assets, gross	872,753	2,393,488
Less: provision for credit loss	—	—
Total prepaid expenses and other current assets, net	872,753	2,393,488

(1)	In May 2025, PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (“PSM-ZJK”), in which the Company holds a 49% equity interest (see Note 6), announced a dividend distribution of US$2,568,590 to the Company, and made a payment of US$1,354,377. As of June 30, 2025, the remaining balance of dividends receivable amounted to US$1,226,451 and has been fully received in July 2025.

5. OTHER NON-CURRENT ASSETS

As of December 31, 2024 and June 30, 2025, all of the Company’s other non-current assets consist of prepayments for property and equipment, with balances of US$1,146,010 and US$1,505,849, respectively. In November 2024, the Company entered into a manufacturing equipment purchase agreement in a total amount of US$2,000,000 with a third party and prepaid an amount of US$1,000,020. The remaining balance as of June 30, 2025 relates to prepayments to eleven equipment suppliers. Delivery of the equipment is expected in December 2025.

6. LONG-TERM INVESTMENT

Long-term investment consists of the equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (“PSM-ZJK”) by the Company accounted for using the equity method. The following table sets forth the changes in the Company’s long-term investment:

Investments accounted for using the equity method
$US
Balance as of December 31, 2023	2,517,538
Income from equity method investments	2,622,348
Dividends distribution	(2,319,218)
Foreign currency translation	(73,175)
Balance as of December 31, 2024	2,747,493
Income from equity method investments	1,431,032
Dividends distribution	(2,568,590)
Foreign currency translation	40,581
Balance as of June 30, 2025 (Unaudited)	1,650,516

PSM-ZJK is principally engaged in trading a broad portfolio of hardware, which was originally established by BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”) and Zhongjinke Shenzhen, on September 20, 2019 as a joint venture (“JV”), for the purpose of strategic cooperation between BULTEN Wuxi and Zhongjinke Shenzhen to expand business scope.

PSM-ZJK’s originally registered capital are RMB1,000,000 (equivalent to US$144,986) and up to RMB5,050,000 (equivalent to US$764,225) as of December 31, 2021, 51% of which was subscribed by BULTEN Wuxi and 49% of which was subscribed by Zhongjinke Shenzhen, separately.

On November 6, 2023, Mr. Song resigned from the board of PSM-ZJK. On December 24, 2023, a new director, Ms. Chen joined the board of PSM-ZJK. Together with the existing directors, Mr. Ding and Mr. TAN EL PAN EDDY, there were three directors on the board, of which, two are nominated by BULTEN Wuxi, one is nominated by Zhongjinke Shenzhen.

On April 28, 2022, PSM-ZJK received machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$366,495) from Zhongjinke Shenzhen for the 49% equity shares, and the cost of the acquired assets was measured based on the fair value of the consideration transferred which has been evaluated by the third-party appraisal team.

In view of above, the Company accounted for the investment under the equity method as Zhongjinke Shenzhen is able to exercise significant influence through its board representation.

During the six months ended June 30, 2024 and 2025, the Company recorded no impairment on its investment.

7. INVENTORIES, NET

Inventory balance consists of the following:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Finished goods	5,356,439	6,700,901
Work in progress	2,906,771	3,922,201
Raw materials	314,479	387,368
Less: Inventory provision	(1,261,660)	(1,466,734)
Total	7,316,029	9,543,736

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Machinery and equipment	5,836,107	7,093,105
Buildings (1)	3,211,985	3,594,142
Furniture and fixtures	95,106	161,361
Motor Vehicles	53,593	54,609
Electronic office equipment	107,221	128,059
Gross amount	9,304,012	11,031,276
Less: accumulated depreciation	(2,635,400)	(3,014,142)
Total property and Equipment, net	6,668,612	8,017,134

(1)

In April 2022, Zhongke Components entered into two agreements with a third-party as a lessor to lease fourth floor for one year, and the third and fifth floors for two years in Zhongke Components’s building located in Qingyuan to the lessee. The lease agreement for renting the fourth floor to a third-party by Zhongke Components has been renewed in March 2023 for one year and in February 2024 for six months, respectively.

In August 2024, Zhongke Components entered into an agreement with another third-party as a lessor to lease the fourth floor for two years and a half. The lease agreement will expire in February 2027.

(2)	For the six months ended June 30, 2024 and 2025, nil and RMB2,058,270 (equivalent to US$284,456) of construction in progress was transferred to property, plant and equipment, respectively.

(3)	For the six months ended June 30, 2024 and 2025, the Company recorded no impairment on its property, plant and equipment. And no property, plant and equipment were pledged as of December 31, 2024 and June 30, 2025.

(4)	Depreciation expense was US$274,016 and US$333,037 for the six months ended June 30, 2024 and 2025, respectively.

9. SHORT-TERM BANK BORROWINGS

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Short-term borrowings
China Merchants Bank Shenzhen Branch (1)	1,223,405	1,312,189
Total	1,223,405	1,312,189

(1)

On October 18, 2024, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB5,000,000 (equivalent to US$695,091) with an annual interest of 3.00% and the balance has been fully repaid on January 20, 2025.

On November 29, 2024, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB4,500,000 (equivalent to US$625,582) with an annual interest of 2.90% and the balance has been fully repaid on February 5, 2025.

On May 30, 2025, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB10,000,000 (equivalent to US$1,382,017) with an annual interest of 2.20% and the balance will be repaid on November 30, 2025.

These borrowings obtained in 2024 and the first half of 2025 were all guaranteed by related parties, Ning Ding and Baozhen Zhu.

For the six months ended June 30, 2024 and 2025, the Company’s short-term bank borrowings bear a weighted average interest rate of 3.45% and 2.76% per annum, respectively. All short-term bank borrowings mature at various times within one year and contain no renewal terms.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

 Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Accrued marketing expansion expenses (1)	1,026,243	1,521,021
Accrued payroll and social insurance	795,689	762,781
Taxes payable	23,652	88,050
Other accrued expenses (2)	206,004	418,287
Total accrued expenses and other current liabilities	2,051,588	2,790,139

(1)	Accrued marketing expansion expenses as of December 31, 2024 and June 30, 2025 primarily related to expenses incurred for expanding into markets including North America, Singapore, and Taiwan, China.

(2)	Other accrued expenses as of December 31, 2024 and June 30, 2025 mainly included payable rental fees, legal fees and expenses paid by employees on behalf of the company, such as travel expenses, payable miscellaneous expenses such as utilities and office expenses for daily operations.

11. INCOME TAXES

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong had no assessable profits for the six months ended June 30, 2024 and 2025.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income.

The PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) and SAT Announcement [2017] No. 24 (“Announcement 24”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Zhongjinke Shenzhen has obtained the HNTE certificate, the latest HNTE certificate obtained on December 26, 2024 and is valid for three years. Thus, the Company is entitled to a preferential tax rate of 15% until December 2027.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Company’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed the HNTE certificates when the previous certificates had expired.

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1,000,000 (equivalent to US$141,052) but not exceeding RMB3,000,000 (equivalent to US$414,605), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. Zhongjinke Nanjing is a small and low-profit enterprise with a taxable income of less than RMB1,000,000 for the six months ended June 30, 2024 and 2025, and enjoy a preferential income tax rate of 5% and 5%, respectively.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of Mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within Mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong S.A.R. on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in Hong Kong S.A.R. will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax.

The provision for income taxes consists of the following:

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
Provisions for current income tax	963,092	1,799,951
Provisions for deferred income tax	(218,239)	131,411
Total	744,853	1,931,362

The effective income tax rate was 12.07% and 24.85% for the six months ended June 30, 2024 and 2025, respectively. Reconciliation of the differences between the income tax provision computed based on the PRC statutory income tax rate and the Company’s income tax expense for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
Income before income tax provision	6,173,389	7,771,875
Tax at the PRC EIT tax rates	1,543,347	1,942,969
HNTE tax incentive	(520,729)	(361,863)
Tax effect of non-deductible expenses	31,500	343,970
Tax effect of Research and development expenses deduction	(35,817)	(31,828)
Non-taxable investment income	(166,166)	—
Write-off of net operating loss carry forwards	(10,465)	—
Others	(62,211)	—
Change in valuation allowance	(34,606)	38,114
Income tax expense	744,853	1,931,362

As of December 31, 2024 and June 30, 2025, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Deferred tax assets:
Tax loss carry-forwards	69,622	104,467
Provision for credit loss	2,765	2,634
Inventory provision	166,289	243,593
Lease liability	222,361	186,976
Valuation allowance	(63,346)	(99,664)
Total deferred tax assets	397,691	438,006
Deferred tax liabilities:
Investment Income	(727,868)	(958,476)
Operating right-of-use assets	(233,111)	(195,945)
Finance lease right-of-use assets	(9,541)	—
Total deferred tax liabilities	(970,520)	(1,154,421)

Changes in valuation allowance are as follows:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Balance at beginning of the period	110,864	63,346
(Reduction)/addition	(46,273)	38,114
Foreign currency translation adjustment	(1,245)	(1,796)
Balance at end of the period	63,346	99,664

The Company operates through the Entities in PRC and Vietnam and the valuation allowance is considered on each individual basis.

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

The net operating loss attributable to PRC Entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC Entities can be carried forward indefinitely.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC Entities earned on or after January 1, 2008 and distributed by the PRC Entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC Entities in operations in the PRC, the PRC Entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC Entities has been recognized as of June 30, 2025.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the unaudited condensed consolidated statements of income for the six months ended June 30, 2024 and 2025, respectively. And there were no completed or ongoing examinations by tax authorities as of June 30, 2025.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

c) Uncertain tax positions

The Company evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

12. STAFF RETIREMENT PLANS

The Company’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in China amounted to RMB1,334,100 (equivalent to US$184,906) and RMB3,137,874 (equivalent to US$433,699) for the six months ended June 30, 2024 and 2025, respectively.

13. LEASES AS LESSEE

The Company has operating leases mainly for certain plants and financing leases for certain machinery and equipment as a lessee. There are nine operating lease agreements, and one finance lease agreements existed for the six months ended June 30 2025.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31, 2024	June 30, 2025
	$US	$US
		(Unaudited)
Operating lease right-of-use assets	1,242,524	1,037,959

Operating lease liabilities – current	423,214	432,730
Operating lease liabilities – non-current	755,395	548,771
Total operating lease liabilities	1,178,609	981,501

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Weighted discount rate for the operating lease	3.74%	3.74%
Weighted average remaining lease term	40 months	31 months

Supplemental balance sheet information related to financing lease was as follows:

As of
	December 31, 2024	June 30, 2025
	$US	$US
(Unaudited)
Finance lease right-of-use assets	38,160	—
Finance lease payment liabilities-current	—	—
Total finance lease liabilities	—	—

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Weighted discount rate for the financing lease	3.87%	3.87%
Weighted average remaining lease term	7 months	0 months

 For the six months ended June 30, 2024 and 2025, the lease expense was as follows:

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
Operating leases expense	158,590	213,488
Short-term lease expense	21,329	23,328
Finance lease cost	161,212	38,495
Interest	13,623	20,667
Total	354,754	295,978

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of June 30, 2025:

For the year ended June 30,	Amount
$US
Remainder of 2025	237,793
2026	450,153
2027	255,370
2028	59,559
2029	16,022
2030 and thereafter	13,352
Total lease payments	1,032,249
Less: imputed interest	(50,748)
Total operating lease liabilities, net of interest	981,501

14. OTHER INCOME, NET

Other income, net consists of the following:

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
Government grants (1)	(72,580)	(70,799)
Rental income (lessor lease)	(87,766)	(68,929)
Loss/(income) from disposal of scrap materials	82,696	(22,836)
Derecognition of accounts payable(2)	—	(23,139)
Other income	(2,989)	(1,246)
Total	(80,639)	(186,949)

(1)	Government grants mainly represent the subsidies for researching and development activity and improvement of production technology.

(2)	Derecognition of accounts payable represent liabilities that have been confirmed as settled.

15. COMMITMENTS AND CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Except for leases which were disclosed in note 13, the Company has a capital commitment of US$999,980 in connection with the manufacturing equipment purchase agreement (Note 5), representing the remaining balance of the total purchase price..

The Company has no other known contingencies as of June 30, 2025.

16. ORDINARY SHARES

As of March 28, 2023, the date of the completion of reorganization, the Company was authorized to issue 500,000,000 Ordinary Shares with a par value of $0.0001 each, and there was 10,000,000 Ordinary Shares issued and outstanding.

On June 19, 2023, the Company subdivided the authorized and issued share capital of the Company on a 1:2 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each, to US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each.

On June 6, 2024, the Company subdivided the authorized and issued share capital of the Company on a 1:3 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each, to US$50,000 divided into 3,000,000,000 Ordinary Shares of a par value of US$0.000016666667 each.

On October 1, 2024, the Company consummated the sale of 1,250,000 ordinary shares at a price of $5.00 per share. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses, were $6,250,000.

On October 30, 2024, the Company closed on the partial exercise of the over-allotment option by Cathay Securities, Inc. in connection with the IPO, to purchase an additional 131,249 ordinary shares at the price of $5.00 per share. As a result, the Company has raised gross proceeds of $656,245, in addition to the IPO gross proceeds of $6,250,000, or combined gross proceeds in the IPO of $6,906,245, before underwriting discounts and commissions and offering expenses.

On April 30, 2025, an external consultant was granted 1,800,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, all of the shares were issued on June 20, 2025 and are subject to a six-month lock-up restriction. The grant is subject to a two-year service period commencing on April 30, 2025, and, accordingly, the Company recognized compensation expense for two months of the requisite service period as of June 30, 2025 (Note 21).

As a result, as of June 30, 2025, there are 63,181,249 Ordinary Shares issued and outstanding, each with a par value of US$0.000016666667. The shares and per share information are presented on a retroactive basis for the periods presented according to ASC 260-10-55, to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

17. STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

i) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2024 and June 30, 2025, the Company did not have discretionary surplus reserve. As of December 31, 2024 and June 30, 2025, statutory reserve provided were US$2,658,112 and US$2,658,112, respectively.

ii) Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by PRC Entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC Entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was RMB25,300,985 (equivalent to US$3,601,680) and RMB25,300,985 (equivalent to US$3,601,680) as of December 31, 2024 and June 30, 2025, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

iii) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the six months ended June 30, 2024 and 2025, no dividends were declared or paid by the Company.

18. RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	An equity investee of the Zhongjinke Shenzhen
ZhongJinKe Fastener CO.,Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer and a Director of the Company
Kai Huang	Chief Financial Officer and a Director of the Company
Kai Ding	A shareholder of the Company
Dongxin Zhou	A shareholder of the Company
Jieke Zhu	A shareholder of the Company
Minghui Zhu	Father of Jieke Zhu
Huiming Liu	A shareholder of the Company
Chaoyong Xu	A shareholder of the Company

i) Related party balances

Accounts receivable-due from a related party:

	As of
	December 31, 2024	June 30, 2025
Name of related party	$US	$US
		(Unaudited)
PSM ZJK	9,165,068	8,071,413
Total	9,165,068	8,071,413

Other receivables-due from related parties:

		As of
		December 31, 2024	June 30, 2025
		$US	$US
			(Unaudited)
Name of related parties	Nature
Kai Huang	Loan to related parties	68,500	—
Dongxin Zhou	Loan to related parties (1)	—	2,094
Ning Ding	Loan to related parties (1)	—	200,258
PSM-ZJK	Utility bills paid on behalf of related parties (1)	1,097	20,447
Ning Ding	Expenses paid on behalf of related parties (1)	179,246	431,004
Chaoyong Xu	Expenses paid on behalf of related parties (1)	—	37,088
Huiming Liu	Expenses paid on behalf of related parties (1)	—	37,088
Kai Ding	Expenses paid on behalf of related parties (1)	—	11,982
Dongxin Zhou	Expenses paid on behalf of related parties (1)	—	5,451
Jieke Zhu	Expenses paid on behalf of related parties (1)	392	67
Total		249,235	745,479

(1)	The Company expects to collect the loans to Ning Ding and Dongxin Zhou in October 2025, and other receivables due from PSM-ZJK, Ning Ding, Chaoyong Xu, Huiming Liu, Kai Ding, Dongxin Zhou and Jieke Zhu before December 2025, according to the historical collection of other receivables and loans due from related parties.

Other payables-due to related parties:

		As of
		December 31, 2024	June 30, 2025
		$US	$US
			(Unaudited)
Name of related parties	Nature
Ning Ding	Sales Compensation	1,497,596	2,003,851
Kai Huang	Loan from related parties	136,999	139,595
Ning Ding	Expenses paid on behalf of the Company	89,540	—
ZhongJinKe Fastener CO.,Ltd	Expenses paid on behalf of the Company	51,320	—
Jieke Zhu	Expenses paid on behalf of the Company	290	—
Kai Ding	Expenses paid on behalf of the Company	2,430	52,292
Total		1,778,175	2,195,738

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
Related party sales
PSM ZJK	7,721,659	9,549,460

Sales Compensation
Ning Ding	289,522	410,292
Kai Ding	48,122	—

Loan to related parties
Ning Ding	(230,710)	(239,336)
Kai Ding	—	(69,101)
Dongxin Zhou	—	(2,073)

Repayments of loans from related parties
Ning Ding	(138,600)	—
Shenzhen Qianhaishi Micro Science Co., Ltd	(83,160)	—

Collection of loans to related parties
Ning Ding	198,832	41,461
Kai Ding		69,101
Kai Huang		68,474

Rental income
PSM-ZJK	43,106	39,696

19. REVENUE

The Company’s disaggregated revenues are represented by two categories which are type of customers and by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

Type of Customers

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
Third-party sales	8,508,295	15,153,800
Related-party sales	7,721,659	9,549,460
Total	16,229,954	24,703,260

By Geographic Areas

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
China	11,339,341	14,408,350
Taiwan, China	2,699,665	7,307,742
Singapore	1,292,507	2,138,880
America	341,958	422,339
Others	556,483	425,949
Total	16,229,954	24,703,260

20. SEGMENT REPORTING

Segment Reporting defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company uses the management approach in determining its operating segments. The Company’s CODM is identified as the Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. The Company generates substantially all of its revenue from the Chinese mainland and Taiwan, China, and the majority of the Company’s long-lived assets were located in the Mainland China. As a result of the assessment made by CODM, the Company has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

21. SHARE-BASED COMPENSATION

On January 1, 2025, an employee was granted 20,000 restricted ordinary shares in connection with sales activities in North America. The restricted shares are subject to a two-year service period commencing on January 1, 2025. Under the terms of the agreement, 10,000 shares will be granted annually during the service period, and each tranche is subject to a six-month lock-up restriction upon issuance. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services.

On April 30, 2025, an external consultant was granted 1,800,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, all of the shares were issued on June 20, 2025 and are subject to a six-month lock-up restriction. The grant is subject to a two-year service period commencing on April 30, 2025, and, accordingly, the Company recognized compensation expense for two months of the requisite service period as of June 30, 2025. On August 28, 2025, the Company and the external consultant entered into a supplemental amendment agreement, pursuant to which the service period was extended to five years, ending on April 29, 2030.

On June 3, 2025, an employee was granted 10,000 restricted ordinary shares for services related to sales expansion in certain regions of China. The restricted shares are subject to a one-year service period commencing on June 3, 2025, and vesting is conditional upon the achievement of the agreed-upon annual sales performance target. Upon issuance, the shares will be subject to a twelve-month lock-up restriction. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services.

The estimated fair value of restricted shares granted were the closing prices prevailing on each grant date.

A summary of activities of the restricted shares for the six months ended June 30, 2025 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of December 31, 2024	—	—
Granted	1,830,000	4.24
Vested	(155,693)	4.34
Unvested as of June 30, 2025	1,674,307	4.23

Share-based compensation expenses of US$676,625 were recognized for the restricted shares during the six months ended June 30, 2025. As of June 30, 2025, there was unrecognized share-based compensation expenses of US$7,087,675 in relation to the restricted shares, which is expected to be recognized over a weighted average period of 1.82 years.

The allocation of total share-based compensation expenses is set forth as follows:

	For the six months ended June 30,
	2024	2025
	$US	$US
	(Unaudited)
General and administrative expenses	—	628,500
Selling and marketing expenses	—	48,125
Total	—	676,625

22. SUBSEQUENT EVENTS

The Company has evaluated events from the six months ended June 30, 2025 through September 22, 2025, the date the unaudited condensed financial statements were issued. Except for the events mentioned below, the Company did not identify any subsequent events with a material financial impact on the Company’s unaudited condensed consolidated financial statements.

Purchase of Residential Properties for Staff Dormitories

In August 2025, the Company entered into two purchase contracts with Ning Ding and one purchase contract with Jieke Zhu, both of whom are related parties of the Company, to purchase three residential properties located in Qingyuan, Guangzhou, for use as staff dormitories. The total consideration for these purchases was US$174,312. The ownership registration procedures were completed in August 2025, and the property rights have been formally transferred to the Company.

Incorporation of a New Subsidiary

On July 2, 2025, Inter Precision Components (Longyan) Co., Ltd., a 100% owned subsidiary of Zhongjinke Shenzhen, was incorporated in PRC, and its principal business is manufacturing of general parts and hardware.

New Lease Agreement

On July 30, 2025, Zhongjinke Shenzhen entered into a new lease agreement with a third party for a plant located in Shenzhen, PRC. The lease term commenced on August 1, 2025 and will expire on July 31, 2037.